Exhibit 99.20

Volaris Reports December 2014 Traffic Results, Passenger Traffic Growth of 13%, while Maintaining Capacity Discipline in Domestic Market and Growth in International Market

Mexico City, Mexico January 7, 2015 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today reported its preliminary traffic results for December 2014.

During the month of December 2014, Volaris continued to demonstrate capacity discipline in the domestic market and growth in the international market. This resulted in total network load factor reaching 82.1%, in line with the same period of 2013. Full year load factor was 82.2%. Total capacity as measured in Available Seat Miles (ASMs) for the month of December increased by 7.5%, and total passengers reached 992 thousand, an increase of 13.1%. Full year booked passengers reached 9.8 million, an increase of 9.7%. Volaris’ total demand for the month of December measured in Revenue Passenger Miles (RPMs) increased 7.5% year over year, reaching 978 million. Full year RPMs reached 9.7 billion, an increase of 8.0%.

During the month of December 2014, Volaris started operating three new domestic routes (Monterrey – Tuxtla Gutierrez, Acapulco – Monterrey and Monterrey – Oaxaca) and four international routes (Mexico City –Fort Lauderdale, Guadalajara –Fort Lauderdale, Guadalajara – Reno and Cancun – Las Vegas).

The following table summarizes Volaris’ traffic results for the month.

	Dec. 2014	Dec. 2013	Variance		Full Year 2014	Full Year 2013	Variance
RPMs (Millions)
Domestic	680	672	1.2%		7,128	6,801	4.8%
International	298	238	25.1%		2,595	2,202	17.8%

Total	978	910	7.5%		9,723	9,003	8.0%
ASMs (Millions)
Domestic	824	812	1.4%		8,749	8,270	5.8%
International	368	296	24.4%		3,081	2,629	17.2%

Total	1,192	1,108	7.5%		11,830	10,899	8.5%
Load Factor
Domestic	82.6%	82.7%	(0.1)	pp	81.5%	82.2%	(0.7)	pp
International	81.0%	80.5%	0.5	pp	84.2%	83.8%	0.4	pp

Total	82.1%	82.1%	0.0	pp	82.2%	82.6%	(0.4)	pp
Passengers (Thousands)
Domestic	789	714	10.4%		8,033	7,457	7.7%
International	203	163	25.0%		1,776	1,485	19.6%

Total	992	877	13.1%		9,809	8,942	9.7%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 129 and its fleet from four to 50 aircraft. Volaris offers more than 235 daily flight segments on routes that connect 36 cities in Mexico and 18 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com